

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2014

Via E-mail
Scott L. Mathis
Chief Executive Officer
Algodon Wines & Luxury Development Group, Inc.
135 Fifth Avenue, Floor 10
New York, NY 10010

> **Re: Algodon Wines & Luxury Development Group, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10-12(g)**
> **Filed September 12, 2014**
> **File No. 000-55209**

Dear Mr. Mathis:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 of our letter dated August 27, 2014, and will continue to monitor future amendments for expanded disclosure reflecting the findings of your scheduled hearing. We may have further comments.

2.   Please note that we have not yet received your supplemental materials. Please file these materials and please confirm that such materials will reflect the updated information provided in this amendment.

Risk Factors page 4

Risks Associated with DPEC Capital's Business page 13

The Chairman and CEO of AWLD…, page 15

3.   We note your revisions in response to comment 6 in our letter dated August 27, 2014. Please revise the subcaption to clarify the impact of Mr. Mathis's potential statutory disqualification on the company.

4.   Please also include a separate risk factor to discuss the company's divestment plans should FINRA disqualify Mr. Mathis and attending risks thereto.

Item 1. Business, page 19

Business and Overview of AWLD, page 19

Argentina Activities, page 20

Plan of Operations, page 21

5.   We have reviewed your revised disclosure on page 22 in response to comment 7 of our letter dated August 27, 2014. Your disclosure compares the combined restaurant and hotel revenues for the first seven months of 2014 to the corresponding periods in 2013 and 2012. However, only for 2014 do you indicate the percentage of such revenues that relate to the restaurant operations. Please revise your disclosure so that a reader may better understand how the restaurant and hotel operations are performing separately

Algodon Wines, page 27

6.   We have considered your response to comment 11 of our letter dated August 27, 2014. In light of your clarification regarding the non-binding nature of these arrangements, please revise to further detail the nature of your export "understanding" with Jomada Imports. Revise to specifically state that no formal arrangement is in place. Please also expand your disclosure regarding anticipated output to clarify that you have established no import relationship in connection with your expected productivity. We may have further comment.

Scott L. Mathis
Algodon Wines & Luxury Development Group, Inc.
September 29, 2014
Page 3

<u>Management's Discussion and Analysis of Financial condition and Results of Operations, page 32</u>

<u>Six months ended June 30, 2014 compared to three months ended June 30, 2013, page 34</u>

7.   Your disclosure indicates that the decrease in revenues is due mainly to changes in the exchange rate. Please quantify the effect of the change in the exchange rate and discuss how revenues changed within the local currency.

<u>Item 10. Recent Sales of Unregistered Securities, page 61</u>

8.   We note your response to comment 17 of our letter dated August 27, 2014. Please file Form Ds for the transactions for which you are relying on Regulation D if you have not done so previously.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3585 with any other questions.

Sincerely,

/s/ Stacie D. Gorman

Stacie Gorman
Senior Counsel

cc: Eric S. Hunter, Esq. (*via e-mail*)